

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

September 1, 2009

Via U.S. mail and facsimile

Mark A. Fuchs
Vice President and General Counsel
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, TN 37219

      RE: Louisiana-Pacific Corporation
              Form S-3 filed August 5, 2009
              File No. 333-161050

Dear Mr. Fuchs:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Item 16. Exhibits, page II-2

1.   We note that The Bank of New York Mellon Trust Company, N.A. is a successor trustee to the one originally named in your indenture. Please file a supplemental indenture or other document evidencing the appointment of the successor trustee pursuant to Section 9.10 of the indenture.

Exhibit 5.1 – Opinion of Jones Day

2. Please have counsel revise its opinion in accordance with the following:

- Clarify that the opinion relates to the issuance of up to $300,000,000 of securities.
- Opine, if true, that the Rights will be legal, binding obligations of the company, and revise the second to last paragraph on page 2 accordingly.
- Opine, if true, that the Depositary Shares will be fully paid and non-assessable, in addition to legally issued.

Exhibit 25.1 – Form T-1 Statement of Eligibility of the Trustee under the Indenture

16. List of Exhibits

3. Please file the following as exhibits to your trustee statement of eligibility:

- The consent of the trustee, The Bank of New York Mellon Trust Company, N.A., in connection with the subject indenture as required by Section 321(b) of the Trust Indenture Act.
- The latest report of financial condition of the trustee published pursuant to law or to the requirements of the supervising authority. See Item 16 of Form T-1 and Question 219.02 of the Trust Indenture Act Compliance and Disclosure Interpretations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark E. Betzen, Esq. (via facsimile)
        Jones Day